

August 4, 2023

Aidan Viggiano
Chief Financial Officer
Twilio Inc.
101 Spear Street, Fifth Floor
San Francisco, California 94105

> **Re: Twilio Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response dated July 25, 2023**
> **File No. 001-37806**

Dear Aidan Viggiano:

We have reviewed your July 25, 2023 response to our oral comment issued on July 12, 2023 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. You appear to present Non-GAAP gross profit as the measure of profit or loss for each reportable segment in the proposed disclosures in your letter dated July 25, 2023. Please tell us what measures of profit or loss at the segment level are provided to the CODM, the frequency such measures are provided to the CODM, and how they are used by the CODM. Please address all measures of segment profit or loss provided to the CODM, including those provided outside of the standard reporting package, such as during the budgeting process, meetings, or other means. If the CODM receives but does not use a measure of segment profit or loss, please tell us why.

2. If the CODM uses more than one measure of segment profit or loss in assessing segment performance and deciding how to allocate resources, please tell us how you determined which measure was required to be disclosed. See ASC 280-10-50-28.

3.    In the proposed disclosures in your letter dated July 25, 2023, you reconcile your segment
      measure of profit to gross profit.   Please revise to reconcile your segment measure of
      profit to consolidated income before taxes and discontinued operations in accordance with
      ASC 280-10-50-32(f).

      You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you  have any questions.


                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Technology

cc:    Rezwan Pavri